Exhibit 99.1

December 16, 2015

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Re: Underwriter Exercise of Over-Allotment Option in the Secondary Offering of Equity One, Inc.

(“EQY”) Shares to the Public in the United States

Further to Exhibits 99.1 and 99.3 on the Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on December 15, 2015 regarding the underwritten secondary public offering of shares of the fully-consolidated subsidiary, EQY, held by Gazit-Globe Ltd. (the “Company”) through its wholly-owned subsidiaries, the Company is pleased to report that on December 16, 2015, the underwriter of the offering, Credit Suisse, announced to the Company that it will exercise its over-allotment option to acquire an additional 630,000 EQY shares at a price of $25.82 (which will be adjusted downward by $0.22 per share to reflect the payment of dividend to the Company on the record date)

Upon the completion of the sale of the aggregate 4.83 million shares, the Company will receive aggregate gross proceeds of approximately $124.7 million, and its holdings in EQY will comprise approximately 38.5% of EQY’s issued and outstanding share capital and voting rights (approximately 35% on a fully diluted basis).

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.